July 21, 2005

Via Facsimile (202) 942-9527 OR 772-9202
And Federal Express 8509 5631 9548

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities & Exchange Commission
Washington, D.C. 20549

Re:	Las Vegas From Home.com Entertainment Inc. Form 20-F for the year ended December 31, 2004 Commission File #: 000-29718

Dear Mr. Foti:

Reference is made to your letter dated July 13, 2005, to which we are hereby responding as follows:-

Form 20-F for the year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

-Results of Operations, Page 11

1. Your comments have been well noted, and we shall comply accordingly in all of our future filings.

Item 5.B Liquidity and Capital Resources, Page 15

2. Your comments have been well noted. In all of our future filings we shall provide extensive discussion of the Company’s liquidity condition which impacts the Company’s working capital position including the amounts and reasons for any accounts receivable that exceed 90 days and management’s basis for concluding these receivables will be collectable .

     For your kind information and in order to enable you to understand the reason why the Company’s accounts receivable represents a significant percentage of the Company’s fiscal 2004 revenues, please kindly note that the Company’s wholly owned Antiguan subsidiary, Action Poker Gaming Inc. (hereinafter referred to as “Action”) has entered into Merchant Account Agreements with various internet payment processing companies that hold back

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204  Fax: (604) 681-9428
Website: www.lvfh.com  email: info@lvfh.com

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities & Exchange Commission
July 21, 2005

10% of the Company’s funds in trust and as a reserve for a period of 6 months on a revolving basis. This is done so that there are sufficient funds available to the internet payment processing companies should there be any charge-backs during the 6 month “Hold” period. This is the standard practice that is used in the Online Gaming Industry. Furthermore, for the fiscal year ended December 31, 2004, the Company was in the midst of changing its overseas bank, and as a result, the Company, on its own free will, left more than 10% of its funds in trust with these internet payment processing companies, until the Company was able to secure a working relationship with a European Bank. Subsequent to year end, the Company was able to enter into a working relationship with a European Bank and as a result, all excess funds over and above the required 10% hold-back have been withdrawn from the internet payment processing companies and have been deposited into the Company’s account with the European Bank.

Notes to the Financial Statements

Note 7. Equipment and Software Development, Page 50

3. Please kindly note that for the time being, the Company has only one product which is the Company’s Gaming Software for online multiplayer interactive card games. The development of the Company’s Gaming Software is a continuous and an on-going process, whereby the Company’s developers improve the functionality of the Company’s Gaming Software, enhance the Company’s Gaming Software by adding new games and/or features, increase the player capacity of the Company’s Gaming Software and modify the Company’s Gaming Software to meet certain requirements.

The types of costs that were incurred and capitalized in 2004 were:-

Rent	$10,857
Amortization	11,977
Insurance	885
Interest	1,903
Payroll	571,600
Professional and Consulting fees	62,757

Total	$659,979

Please find attached herewith the letter dated July 21, 2005, from the Company’s Auditor, Smythe Ratcliffe, which explains our consideration as to why no differences were identified in the Company’s accounting treatment and US GAAP.

Please be advised that we shall comply with your instructions and shall provide complete and clear note disclosures in future filings in respect to the above matters.

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204  Fax: (604) 681-9428
Website: www.lvfh.com  email: info@lvfh.com

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities & Exchange Commission
July 21, 2005

Note 11. Related Party Transactions Page 57

4. For your kind information, the Company reduces the revenues generated from the three card games Software by 40% and reports the reduced amount as Revenue. The Company sets up the 40% as a payable to Bronx Ventures Inc. Please be advised that the Company does not charge the 40% to an expense line item.

For further explanation about this matter, please see the attached letter from the Company’s Auditor, Smythe Ratcliffe, dated July 21, 2005.

Please be advised that in all of our future filings, we shall expand our accounting policy explanation.

Note 12. Purchase of Net Revenue Sharing, Page 58

5. Please be advised that of the US $1,000,000 the amount of Cdn $889,663 (US $634,975) was included in the Company’s revenues during 2003.

The salient terms and conditions of the Net Revenue Sharing Agreement which was entered into between Action and Atlantis Casino Online Curacao N.V. (“Atlantis”) on June 4th, 2003 (hereinafter referred to as the “Net Revenue Sharing Agreement”) are as follows:-

a)	The Software License Agreement dated October 25, 2002 between Action and Atlantis was terminated and Action acquired the ownership of www.atlantisworldpoker.com;

b)	Atlantis acquired 35% of Action’s Share of Net Revenues after deducting all server and bandwidth costs, transaction related fees, transaction related costs and expenses, and transaction related charge-backs (hereinafter referred to as the “Initial Interest of Atlantis in Action’s Share of Net Revenues”);

c)	The Purchase Price for the Net Revenue Sharing Agreement was US $1,000,000;

d)	Action had the exclusive option and right to purchase from Atlantis 15% of the 35% of Action’s Share of Net Revenues by making a cash payment of US 1,000,000 on or around June 4, 2005 (hereinafter referred to as the “Action Option”). Upon Action exercising the Action Option, Atlantis would end up with 20% of Action’s Share of Net Revenues (hereinafter referred to as the “Subsequent Interest of Atlantis in Action’s Share of Net Revenues”); and

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204  Fax: (604) 681-9428
Website: www.lvfh.com  email: info@lvfh.com

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities & Exchange Commission
July 21, 2005

e)	At any time after the fourth anniversary of the Net Revenue Sharing Agreement, Action had the exclusive option and right to buy-out either the Initial Interest of Atlantis in Action’s Share of Net Revenues (that is in case Action had not exercised the Action Option) or the Subsequent Interest of Atlantis in Action’s Share of Net Revenues, (hereinafter referred to as the “Buy-Out Option”). In the event that Action did not exercise the Action Option, the consideration for the Buy-Out Option in respect to the Initial Interest of Atlantis in Action’s Share of Net Revenues was to be the greater of either a cash payment of US $3,000,000 or 35% of Action’s Share of Net Revenues for the immediately preceding period of 24 months. In the event that Action would have exercised the Action Option, then the consideration for the Buy-Out Option in respect to the Subsequent Interest of Atlantis in Action’s Share of Net Revenues would be the greater of either a cash payment of US $3,000,000 or 20% of Action’s Share of Net Revenues for the immediately preceding period of 24 months.

For your kind information, the Net Revenue Sharing Agreement has been previously filed on Form 20F/A for the period ended December 31, 2003.

Please be advised that the amount of US $1,000,000 was considered “non-refundable”. The amount owed to Atlantis in fiscal 2003 was approximately US $15,000 which was included in expenses on the financial statements. In fiscal 2004, all amounts paid pursuant to the Net Revenue Sharing Agreement are included in Purchase of net revenue sharing on the financial statements.

Pursuant to a Purchase Back Agreement, Action purchased back from Atlantis the Initial Interest of Atlantis in Action’s Share of Net Revenues for a consideration of US $1,000,000.

The Company and Action have no further obligations whatsoever to Atlantis.

For explanation about our accounting basis in respect to the above, please see the attached letter dated July 21, 2005, from the Company’s Auditor, Smythe Ratcliffe.

In closing this letter we confirm that:-

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204  Fax: (604) 681-9428
Website: www.lvfh.com  email: info@lvfh.com

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities & Exchange Commission
July 21, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Bedo H. Kalpakian
Chairman and CFO

BK/pk
(attach: 1)

Cc: Smythe Ratcliffe

Las Vegas From Home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street,
Vancouver, B.C. Canada V6E 3T5
Tel: (604) 681-0204  Fax: (604) 681-9428
Website: www.lvfh.com  email: info@lvfh.com

July 21, 2005

Mr. Bedo Kalpakian
Las Vegas from Home.com Entertainment Inc.
1199 West Hastings Street, 6th Floor
Vancouver, BC V6E 3T5

Dear Bedo:

Re:	Las Vegas from Home.com Entertainment Inc. Form 20-F for the year ended December 31, 2004

This letter provides comments on the July 13, 2005 letter to Las Vegas from Home.com Entertainment Inc. (LVFH) from the U.S. Securities and Exchange Commission regarding the form 20-F for the year ended December 31, 2004.

SEC Item 2 — Liquidity and Capital Resources, page 15

We suggest management should prepare future financial statements with additional disclosure regarding the nature of accounts receivable and player deposit accounts and how they arise. Management should consider adding a significant accounting policy to describe that the amounts receivable arise when players create accounts and advance funds by internet deposits through internet payment processors to play the games. The vast majority of accounts receivable are from the internet payment processors.

As players open an account through an internet payment processor, a corresponding liability is set up by the Company for the funds on deposit of the player. This liability is included in accounts payable.

The internet payment processors generally holdback 10% of all internet deposits for six months. A substantial portion of the accounts receivable from internet payment processors are player deposits.

Consideration should be made as to whether the liability for player accounts should be separately disclosed in the balance sheet.

SEC Item 3 — Note 7 — Equipment and Software Development, page 50

Note 3(d) states “Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rated based upon future revenue projection, whichever creates the greatest amortization expense.”

We suggest that management expand note 7 in future filings.

1

We did not identify any differences in accounting treatment under US GAAP. Our understanding is that the Company’s capitalized policy with regard to software and development costs matches FASB Staff Implementation Guide on Applying SFAS No. 86 (“FASB”). The capitalized software development costs are for a product available for use by players on a gaming internet website and is not for sale.

With specific consideration to the guidance prescribed in Questions 11 and 22-25 of FASB, comments are as follows:

Question 11 — Capitalizing indirect costs are appropriate as part of production costs of computer software.

Question 22 — The net realizable value test is met and the software is considered a continuous product. It is not a completed product that adds features as a separate product.

Questions 23, 24 and 25 — Enhancements are considered to be technologically feasible and are capitalized as such. The enhancements are continuous improvements to the existing software. For example, enhancements are made to the software to increase player capacity.

SEC Item 4 — Note 11 — Related Party Transactions

LVFH (through its subsidiaries) shows only the portion of gaming revenues that belong to the Company. Note 11(a) describes the relationship between LVFH and Bronx but does not disclose the 40% share of revenue. This disclosure as is seems adequate.

In future financial statements, management should consider disclosing a significant accounting policy explaining that it is only the net revenue (i.e. the 60% belonging to LVFH) that is shown in the financial statements.

SEC Item 5 — Note 12 — Purchase of Net Revenue Sharing, page 58

The agreement between the Company’s Antiguan subsidiary and Atlantis is similar to other license agreements which are treated as revenue in the period sold and payments received.

The $1,000,000 was considered non-refundable at the time of agreement.

During 2003 and 2004 monthly payments were made to Atlantis Casino and these amounts were shown as expenses in the Company’s financial statements.

2

In 2004, the parties negotiated an end to the agreement which had the Company’s Antiguan subsidiary purchase the 35% interest back from Atlantis. The buy-back and monthly payments are included in other items as an expense.

Please contact us if you have any questions.

Yours very truly,

“SMYTHE RATCLIFFE”

Smythe Ratcliffe

3